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                    November 10, 2022

       David Stybr
       Chief Executive Officer
       Livento Group, Inc.
       17 State Street
       New York, NY 10004

                                                        Re: Livento Group, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form 10-12G
                                                            Filed September 27,
2022
                                                            File No. 000-56457

       Dear David Stybr:

               We issued comments to you on the above captioned filing on October 14, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments without delay given that your Form
       10 became effective on September 9, 2022.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Joshua Shainess,
       Legal Branch Chief, at (202) 551-7951 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Technology
       cc:                                              Frank J. Hariton